Exhibit 99.1

Foresight: Rail Vision Receives $10 Million Strategic Investment from Knorr-Bremse, a Leading Global Supplier of Rail Braking Systems

Knorr-Bremse acquires 21.3% share in Rail Vision and expands its railway business for obstacle detection and autonomous train applications

Ness Ziona, Israel – March 14, 2019 – Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision systems, announced today that its affiliate, Rail Vision Ltd., and Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, an affiliate of Knorr-Bremse AG (Frankfurt: KBX), executed an agreement whereby Knorr-Bremse, a $14 billion European-based group, the global market leader for braking systems and a leading supplier of other rail and commercial vehicle subsystems, will invest $10 million, in two installments, in Rail Vision in consideration of a 21.3% share of Rail Vision. Knorr-Bremse has also been issued warrants to purchase additional shares in Rail Vision and to maintain its approximately 20% share on a fully diluted basis, against an investment of up to an additional $3.6 million, and will appoint a director and two non-voting observers to Rail Vision’s board of directors. The collaboration with Rail Vision is expected to allow Knorr-Bremse to take a further step to providing system solutions for automated driving in the railway sector by integrating Rail Vision’s obstacle detection capabilities into Knorr-Bremse’s future automatic train operation (ATO) product offering.

The current investment reflects Rail Vision’s post money valuation of approximately $47 million. Foresight’s initial investment in Rail Vision, in August 2016, reflected a $4.4 million post money valuation, marking a 1,068% increase. After completion of the investment, Foresight’s holdings in Rail Vision will amount to 26.08% (25.53% on a fully diluted basis).

Rail Vision is a leading provider of cutting-edge cognitive vision sensor technology and safety systems for the railway industry. Rail Vision’s solutions offer detection and classification of objects or obstacles (e.g. humans, vehicles, signals), rail path recognition (i.e. switch state detection), distance measurement and opportunity infrastructure condition monitoring, required for ATO. Recently, Rail Vision completed a successful long-term pilot of its unique vision-based system with a leading European railway company. The pilot was conducted under harsh weather and light conditions over a three-month period and demonstrated the system’s real-time capabilities to detect and classify obstacles at distances of several hundred meters, which is suitable for cargo operators in shunting yards. In addition, Rail Vision had made substantial technological progress over the last year developing its mainline solution which is aimed to enable detections and classifications at a distance of up to 2,000 meters. Rail Vision also presented its add-on big data module concept that offers customized real-time and offline analysis of rail infrastructure and the surrounding ecosystems.

“We are excited about this strategic investment from Knorr-Bremse as a shareholder. As a leading supplier of rail subsystems, Knorr-Bremse’s investment further strengthens our unique technology and the growing demand for efficient solutions for the rail industry,” said Elen Katz, CEO and founder of Rail Vision. “We believe that this partnership will support us in commercializing our technology and help raise our credibility in the market. In addition, we are confident that securing the financing will strengthen our performance and economic outlook.”

“Rail Vision owns a dynamic and professional team with a strong competence in artificial intelligence and deep learning. Rail Vision’s obstacle detection applications on main line by cameras will position us as a relevant player in this market and will allow us take a further step on our way to autonomous driving,” explains Dr. Jürgen Wilder, Member of the Executive Board of Knorr-Bremse AG and responsible for the Rail Vehicle Systems division. “A relevant application might be, for example, the path finder for the Knorr-Bremse Collision Avoidance System.”

About Knorr-Bremse

Knorr-Bremse is the global market leader for braking systems and a leading supplier of other safety-critical rail and commercial vehicle subsystems. Knorr-Bremse’s products make a decisive contribution to greater safety and energy efficiency on rail tracks and roads around the world. For more than 110 years, the company has been the industry innovator, driving innovation in mobility and transportation technologies with an edge in connected system solutions. Knorr-Bremse is one of Germany’s most successful industrial companies and profits from the key global megatrends: urbanization, eco-efficiency, digitization and automated driving. In 2018, Knorr-Bremse’s two divisions together generated revenues of EUR 6.6 billion (IFRS).

Approximately 29,000 employees at over 100 sites in more than 30 countries use their competence and motivation to satisfy customers worldwide with products and services. Knorr-Bremse delivers braking, entrance, control and auxiliary power supply systems, HVAC and driver assistance systems for rail vehicles, as well as braking, steering, powertrain and transmission control solutions, and driver assistance systems for commercial vehicles.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the closing of the transaction with Knorr-Bremse, that the investment strengthens Rail Vision’s unique technology and the growing demand for efficient solutions for the rail industry, that the partnership will support Rail Vision in commercializing its technology and help raise credibility in the market, and that securing the financing will strengthen performance and economic outlook. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the overall global economic environment; the impact of competition and new technologies in the rail industry; general market, political and economic conditions in the countries in which Rail Vision operates; Rail Vision’s projected capital expenditures and liquidity; changes in Rail Vision’s strategy; and any litigation concerning Rail Vision.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

3